FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated April 25, 2007 (“RIM Provides Status Update") News Release dated April 27, 2007 (“RIM to Host Sixth Annual Wireless Enterprise Symposium")	Page No 2 2

Document 1

April 25, 2007

RIM PROVIDES STATUS UPDATE

Waterloo, Ontario – Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007.

As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the independent auditors to complete their review of those filings. It is the Company’s belief that the impact of any restatement on U.S. GAAP and preliminary operating results for fiscal 2007 will be immaterial. RIM will file its restated financial statements as well as its financial statements for the second and third quarters of fiscal 2007, and the fiscal year ended March 3, 2007 as soon as possible. The Company has determined that the accounting impact on RIM’s most recently filed Canadian GAAP statements do not result in a material adjustment and therefore the Company does not intend to restate the previously filed Canadian GAAP financial statements.

The Company has had communications with the staff of the OSC and the staff of the SEC about its internal review, and has had contact with the office of the United States Attorney for the Southern District of New York upon learning that the U.S. Attorney’s office is reviewing the Company’s stock option grants. The Company intends to continue to cooperate with the OSC and SEC, and intends to cooperate with any formal or informal requests for information from the U.S. Attorney’s office.

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

-more-

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s review of its option granting practices, including statements regarding the anticipated timing of filing financial statements and the additional work required to complete such filings, statements regarding the anticipated financial impact of the restatement on GAAP and preliminary operating results for fiscal 2007, and statements regarding RIM’s intention to provide regular updates to its shareholders. The terms and phrases, “it is the Company’s belief”, “will”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: further determinations made by RIM’s Special Committee, outside advisors, auditors and others; unanticipated developments and delays encountered in connection with RIM’s efforts to complete the restatement of its financial statements and its securities filings; developments relating to the SEC, the OSC, other regulators and the U.S. Attorney’s office relating to RIM’ stock option practices; additional corrections that may be required based on factual findings and analysis following the date of this news release; risks associated with litigation relating to RIM’s stock option grants; and legal and accounting developments and guidance regarding stock option grants and interpretations of such guidance. In particular, as noted in this news release, the Special Committee and its advisors, together with the Company and its external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007, and statements in this news release regarding the anticipated financial impact of the restatement on GAAP and preliminary operating results for fiscal 2007 could be subject to change as such work continues. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

April 27, 2007

FOR IMMEDIATE RELEASE

RIM to Host Sixth Annual Wireless Enterprise Symposium

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will host the sixth annual Wireless Enterprise Symposium from May 8 – 10, 2007 in Orlando, Florida. The symposium will deliver the latest and most relevant information to help IT professionals and business executives define and implement wireless strategies.

Wireless Enterprise Symposium 2007 co-sponsors include Avaya, IBM, SAP, Symbian, TeleNav, AT&T, Sprint, T-Mobile, Verizon Wireless, Alcatel-Lucent, BoxTone, Brightstar, Marvell, TeleAtlas ThinPrint and Yahoo!. Over 100 exhibitors will also be on hand in the Solutions Showcase and insights will be shared by leading experts from Forrester Research, IDC, Ipsos Reid, J. Gold Associates and Yankee Group.

Keynote speakers at this year’s Wireless Enterprise Symposium include Clayton M. Christensen, author of “Seeing What’s Next”, and Malcolm Gladwell, author of “Blink” and “The Tipping Point”. In addition, a broad array of general sessions, technical seminars, case studies, demonstrations, exhibits, training, labs and workshops will offer insightful and educational opportunities.

Wireless Enterprise Symposium 2007 features four tracks with a choice of more than 100 sessions to enable attendees to customize and maximize their learning opportunities.

Mobile Strategies and Opportunities

Ideal for IT administrators and architects, developers and executives, this track looks at the potential of wireless technologies across various vertical markets, businesses and uses. Top industry thinkers discuss how to influence change in organizations, set priorities and plan the lifecycle of a wireless deployment.

New Frontiers for Mobile and Wireless

This track is ideal for IT administrators and executives who are interested in sharpening their understanding of emerging developments and how to harness future technologies.

Wireless Architectures

This track will help IT administrators meet business objectives and manage the rollout, growth and maintenance of the BlackBerry® Enterprise Solution in their organizations. .

Application Development and Integration

This track will teach developers how existing tools such as BlackBerry® MDS Studio and Java frameworks can save time and effort by focusing on methods, practices, technology and tools that support wireless application development.

For more information on Wireless Enterprise Symposium 2007, or to register online, please visit: http://www.attendwes.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 515-1924
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 3, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer